Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

February 11, 2016	NR 16-1

Alianza Minerals Outlines Plans for 2016

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is pleased to provide an update on its exploration and prospect generation activities planned for 2016. Alianza was re-organized in mid-2015 to create a new company well positioned to take advantage of an improving resources market with only 13.8 million common shares outstanding.

Alianza follows the prospect generator business model, whereby Alianza’s technical group generates new exploration concepts and targets, upgrades them via early stage low cost exploration, and finds partners for later stage programs and drilling. Alianza will focus on advancing its suite of projects in Peru, Nevada and Yukon Territory, as well as adding to the portfolio through its generative efforts, largely in Peru. This strategy enables Alianza to expose shareholders to multiple discovery opportunities in mining-friendly jurisdictions.

Jason Weber, President & CEO of Alianza, commented “We have a diverse project portfolio of base and precious metal projects in excellent jurisdictions. We will continue to add to this portfolio in preparation for a market turn-around, so that we are ready to move quickly as our potential partners are able to fund exploration projects to make new discoveries.”

Peru Exploration

Alianza has three projects available for option in Peru and a 1.08% royalty on the Pucarana Property (adjacent to Buenaventura’s Chipmo gold mine). Management’s priority is the drill-ready Yanac Joint Venture (50/50 joint venture with private company 50 King Capital Exploration Inc. (“50 King”)) where previous partner, Cliffs Natural Resources had outlined an area of porphyry style mineralization and alteration 1.1 by 1.25 km in size. Within this area, surface sampling has outlined a 250 by 400 metre area of >0.3% copper in rocks, while IP geophysical surveys highlight the potential for this mineralization to continue to depth. In late 2015, Cliffs sold its interest to 50 King and Alianza is working with this new partner to advance the project, which may include bringing in a third party to fund a drill campaign.

As reported in the fall of 2015, Alianza undertook an extensive geological targeting exercise (The Southern Peru Generative Study) to identify new grassroots gold and base metal exploration targets. In excess of 30 targets were generated and are being prioritized for acquisition in the second phase of the program, with a focus on potentially large and high grade targets. This will provide Alianza with a strong portfolio of additional projects in southern Peru to advance and present to strategic partners.

Nevada Exploration

Alianza has five key properties in Nevada, four of which were acquired from Sandstorm Gold Ltd. in early 2015. A reconnaissance of those properties during the summer of 2015 identified two epithermal gold targets in the Walker Lane (East Walker and Fri Gold) and Carlin-style gold targets at Bellview and Horsethief. A fifth Nevada project, BP, is also a Carlin-style gold target. BP was acquired in 2012 from Almaden Minerals Ltd. (now Almadex Minerals Ltd.).  Nevada portfolio highlights include the following:

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East Walker – 900 x 600 metre area of clay-silica alteration with chip samples returning 20 metres averaging 1.38 g/t Au and 23.1 metres averaging 0.49 g/t Au.

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Fri Gold - upper portions of a low sulphidation epithermal gold system exposed on surface. Prospective structures identified over 1 km of strike length. The high levels of the exposed system and geochemical signatures indicate the target zone for gold deposition may be preserved at depth.

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BP, Bellview and Horsethief – Carlin-style gold targets on the Bald Mountain trend (BP, Bellview) with gold-bearing jasperoids and favourable pathfinder element geochemistry on surface and Carlin-permissive stratigraphy thought to underlie the properties. Horsethief is an off-trend Carlin-style target.

Alianza will seek partners to define drill targets and advance the Nevada Portfolio in 2016.

Yukon Territory Exploration

Alianza holds five properties in Yukon Territory. Targets include base metals (MOR, Tim, Goz Creek) and precious metals (Prospector Mountain, White River).

All five projects represent excellent exploration opportunities, with one example being the MOR Property, a VMS target in southern Yukon. Alianza is targeting mineralization similar to BMC Minerals’ recent Krakatoa discovery at its Kudz Ze Kayah project. Drilling at MOR in 2007 and 2008 intersected massive and semi-massive sulphides in as many as three horizons, including a 7.80 metre intersection in MOR07-02 averaging 1.18% copper, 1.26 g/t gold, 52.2 g/t silver and 1.52% zinc. A total of 11 holes have intersected mineralization of varying thickness and grade over 600 metres of strike length. Additional geochemical and geophysical targets remain to be tested for their VMS potential. This project and the rest of the Yukon portfolio are available for option.

Mexico Projects

Alianza holds 3 gold projects in Mexico. Alianza is actively seeking to divest certain projects either through an option or sale. These projects were reduced to core claim areas to reduce holding costs.

Corporate Activities

Alianza continues to grow since it was formed through the merger of Tarsis Resources and Estrella Gold to form Alianza in 2015. As opportunities arise, the Company will look to augment the board of directors and technical team.

The team at Alianza is led by Jason Weber, P. Geo. formerly President and CEO of Kiska Metals Corporation and Rimfire Minerals Corporation (both prospect generator companies). Mr. Weber also spent 5 years working with Equity Exploration Consultants Ltd., a well-known and very successful exploration team with a long list of successful alumni.

In addition to Mr. Weber, the Board of Alianza consists of professionals with a mix of back grounds including Mark T. Brown, CPA, CA and Craig Lindsay, MBA, as a financial directors, Marc G. Blythe, P. Eng, MBA, John Wilson, P. Geo., and Adrian Fleming, B.Sc. bring technical expertise in both mining and exploration.

Alianza recently updated its website at www.alianzaminerals.com. Alianza also maintains a presence on Linkedin, Twitter and Facebook which can also be used to stay up to date with the Company.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101.Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.